UNILOC, INC.
                             19671 BEACH BOULEVARD
                           HUNTINGTON BEACH, CA 92648



May 10, 2002


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

To Whom It May Concern:

      Re: Uniloc, Inc.
      Registration Statement on Form 10SB12G
      File No. 0-49680
      Filed: March 13, 2002


Uniloc, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission withdraw the above-referenced registration statement. The request for withdrawal is necessary to provide The Company's new counsel with adequate time to respond and comply with the comment letter from the staff dated May 1, 2002.

If you have any questions or comments relating to this request for withdrawal, please call the Company's attorney, Jerome M. Selvers of Sonnenblick, Parker & Selvers, at (732) 431-1234.

Very truly yours,

UNILOC, INC.


/s/ Patrick Rooney
------------------------------
Patrick Rooney, Vice-President